March 25, 2025

Marriana Henares Yulo
Chief Executive Officer
Hotel101 Global Holdings Corp.
20 Cecil Street #04-03
Plus Building
Singapore 049705

Marriana Henares Yulo
Chief Executive Officer
Hotel101 Global Pte. Ltd.
20 Cecil Street #04-03
Plus Building
Singapore 049705

       Re: Hotel101 Global Holdings Corp.
           Hotel101 Global Pte. Ltd.
           Amended Draft Registration Statement on Form F-4
           Submitted March 11, 2025
           CIK No. 0002054507
Dear Marriana Henares Yulo and Marriana Henares Yulo:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2025 letter.
 March 25, 2025
Page 2



Amended Draft Registration Statement on Form F-4
Risk Factors, page 22

1.     Refer to prior comment 10. Please specifically describe the development properties
       and other property and equipment    owned by the Hotel Development
Subsidiaries and
       referenced on page 5 of your response, including whether these assets are fee simple interests in real estate or if these companies hold properties in other forms. To the extent any of such assets may be securities, including because real estate interests are owned in the form of interests in limited liability companies or other equity interests, please describe their value and provide your detailed legal analysis describing why such interests are not investment securities as defined in section 3(a)(2) of the
       Investment Company Act of 1940.
2.     Please update the table of    Hotel101 Global   s Assets at June 30,
2024
       (Unconsolidated)    on page 4 of your response letter (the    Hotel101
Global Table   ) to
       present data as of the Company   s most recent fiscal quarter ended. See
generally
       section 2(a)(41) (defining value    with respect to other securities and
assets owned at
       the end of the last preceding fiscal quarter       as    fair value at
the end of such quarter,
       as determined in good faith by the board of directors   ).
3. Please clarify why the Hotel101 Global Table does not include recordings for the equity of Hotel101 LA Holdings LLC and Hotel 101 Management Japan
Kabushiki
       Kaisha, which page 6 of the Summary of the Proxy Statement/Prospectus appears to indicate will be directly owned subsidiaries immediately upon completion of the
       Business Combination. To the extent that these subsidiaries will, in fact, be directly owned, please revise the table to set forth the value of these equity interests. Please also describe your analysis regarding why such interests are not investment securities as defined in section 3(a)(2).
4. Please provide a more comprehensive, detailed legal analysis regarding whether the
       (i) the Company (together with its consolidated subsidiaries) and (ii)
any
       unconsolidated subsidiaries meet the definition of an    investment
company    under
       Section 3(a)(1)(A) of the 1940 Act. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426
(1947) and
       provide legal and factual support for your analysis of each such factor. In your
       description of the Company   s assets and income, please (i)
specifically describe the
       amount of assets represented by the Company   s interest in Hotel of
Asia, Inc., (ii)
       how much income you expect to be attributable to the Company   s
interest in Hotel of
       Asia, Inc., and (iii) describe and discuss any other substantive determinations and/or characterizations of assets (as securities or not) that are material to your analysis.
Background of the Merger, page 97

5. We note your revised disclosure that Merdeka's role as financial advisor to HBNB for the Business Combination includes advising on the structure of the transaction and assisting HBNB in negotiating certain agreements documenting the transaction;
       however, we see no references to Merdeka in this section. Please revise or advise.
 March 25, 2025
Page 3

JVSPAC Board's Review of Valuation, page 103

6.     We note your revised disclosure in response to prior comment 19. It remains
       unclear how the revenue earnout target of $113.3 million was determined in reaching the valuation of HBNB. We note your disclosure that for Hotel101-Madrid,
HBNB   s
       management expects approximately 70 percent of the total units, to be sold by
       December 31, 2025 and for Hotel101-Niseko, HBNB   s management expects
that
       approximately 30 percent of the total units will be sold by December 31, 2025. Please provide the analysis previously requested including clarification of what
       proportion of the $113.3 of revenue is expected to be generated from sales of units and what proportion will be generated from management fees.
7. We note your revisions in response to prior comment 20; however, it remains unclear how you concluded that the 2020 historical performance of Airbnb more closely
       aligns with HBNB   s current stage of development. We note that
       Airbnb had consolidated total revenue of $3.38 billion for the full year ended
       December 31, 2020 whereas it remains unclear what revenues you will generate in
       2025. It is also unclear whether the sources of your revenues are comparable to Airbnb as it appears you intend to generate those revenues in part from the sales of your hotel units which would appear to be one time sources of revenue rather than recurring revenues. Please tell us whether any adjustments were made to reflect differences in your business model compared to Airbnb and clearly explain those adjustments or explain how you concluded such adjustments were not required.
Underwriting Agreement, page 154

8. Please address the last sentence of prior comment 28 to clarify whether Maxim had any role in the identification or evaluation of business combination targets.
Information about HBNB, HOTEL101 GLOBAL and HOA, page 159

9. We note your response to prior comment 10 that HOA is controlled by DoubleDragon and not Hotel101 Global due to (i) DoubleDragon holding a 30% direct ownership interest in HOA and a 28.12% indirect ownership interest through its wholly owned subsidiary, DDPC Worldwide, which holds 70.31% of Hotel101 Global, (ii)
       DoubleDragon   s officers serving on HOA   s board of directors and
occupying five out
       of the seven seats and (iii) the CEO of HOA being a DoubleDragon officer. Given you do not control HOA please substantially revise your disclosure throughout this section and elsewhere to clearly distinguish between your operating business which you control and HOA and to avoid any implication that you control the HOA business.
Business Strategies
Provide competitive returns to Unit Owners to establish a diversified and satisfied buyer population., page 162

10. We note your revised disclosure regarding your Unit Owners' Yield metric in response to our prior comment 29. Please further revise your disclosure to address the following:
           Please clarify if the metric represents an average yield for all the units of
           Hotel101-Manila for the corresponding period where the total units' revenue share
 March 25, 2025
Page 4

           is divided by the total units' original purchase price. We note that your disclosure
           indicates the the yields are calculated based on each unit   s
revenue share for the
           corresponding period divided by such unit   s original purchase
price;
             Please clarify if each unit was sold for P2.98 million or if this represents an average selling price for all the units sold at Hotel101-Manila;
and,
             Please clarify how each unit owner's share in room revenue is determined.
11. It remains unclear how the yield on owners units of Hotel101-Manila controlled by
      HoA is material to investors in your business given your investments in hotels in
      Madrid. Niseko and Los Angeles. Please clarify the purpose of this disclosure and how such disclosure is material to your investors. Also, tell us your consideration of discussing Unit Owners' Yield for each of the other operating hotels (e.g., Hotel101-
      Fort and Injap Tower Hotel) or on an aggregate basis.
Operations, page 167

12. Please expand your description of your deferred payment schemes to clarify what proportion of your units are financed under such schemes and clarify the terms of such schemes including the typical amounts of any discounts and whether there are any interest payments or other premiums payable by deferred payment purchasers and the amounts of such payments if any.
13. Refer to prior comment 34. Given your business plan to generate revenue form your property projects through management fees, please further expand your description of the terms of the management agreements to describe such fees and any other payment terms to the company under such agreements.
Unaudited Pro Forma Condensed Combined Financial Information
Description of Transactions, page 260

14. We note from your response to prior comment 38 that HOA's activities are controlled
      by HOA   s management and Board of Directors, which is controlled by
      DoubleDragon, holding five out of seven director seats and that DoubleDragon remains a principal investor in both Hotel101 Global and HOA before and after the transfer of the 40% interest in HOA to Hotel101Global. We further note that Edgar J.
      Sia II ("Mr. Sia") and Tony Tan Caktiong ("Dr. Tan Caktiong") serve on
HOA's
      Board and are also major shareholders of DoubleDragon. Please explain to us in detail how you considered all related party relationships in your control analysis that led to your conclusion that Hotel101 Global does not also control HOA at the intermediate parent level. Your response should include your consideration of paragraph B18 of IFRS 10. Additionally, please provide us with the HOA
and
      Hotel101 Global ownership interest held by DoubleDragon, Mr. Sia and Dr. Caktiong, respectively, before and after the transfer.
 March 25, 2025
Page 5
Note 5 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial
Position as of June 30, 2024, page 269

15. We note your revised disclosure to adjustment E in response to prior comment 39. We are unable to recalculate the investment cost of $14.5 million using the assumptions disclosed. Please explain to us in further detail how you determined the investment cost of $14.5 million and provide us with each specific input used in your calculation.
Dilution to JVSPAC's Shareholders, page 274

16.    We note your revised dilution disclosure in response to prior comment
41. Please
       further revise your presentation to address the following:
           Please update your dilution presentation as of JVSPAC Acquisition Corp.'s most recent balance sheet date; and
           Please revise your dilution presentation to give effect to, while excluding the de-
           SPAC transaction itself, material probable or consummated transactions and other material effects on the SPAC's net tangible book value per share from the de-
           SPAC transaction. For example, please tell us how the $2,000,000 extension payment from Hotel101 Global is reflected in your dilution presentation.
       Please refer to Item 1604(c) of Regulation S-K.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction